Exhibit 12

SPRINT NEXTEL CORPORATION

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2007	2006	2005	2004	2003
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	$(29,945)	$1,483	$1,291	$(3,244)	$(2,149)
Capitalized interest	(127)	(113)	(53)	(56)	(58)
Amortization of capitalized interest	72	107	98	86	70
Net losses (earnings) in equity method investees	3	6	(107)	41	79

Subtotal	(29,997)	1,483	1,229	(3,173)	(2,058)

Fixed charges
Interest charges	1,560	1,646	1,347	1,274	1,414
Interest factor of operating rents	653	596	395	347	360

Total fixed charges	2,213	2,242	1,742	1,621	1,774

Earnings (loss), as adjusted	$(27,784)	$3,725	$2,971	$(1,552)	$(284)

Preferred stock dividends paid	$—	$3	$11	$11	$11
Total fixed charges	2,213	2,242	1,742	1,621	1,774

Total fixed charges and preferred stock dividends	$2,213	$2,245	$1,753	$1,632	$1,785

Ratio of earnings to combined fixed charges and preferred stock dividends	— (1)	1.66	1.69	— (2)	— (3)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges by $30.0 billion in 2007.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $3.2 billion in 2004.

(3)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $2.1 billion in 2003.

Note:	The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing fixed charges and pre-tax earnings required to cover preferred stock dividends into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Pre-tax earnings required to cover preferred stock dividends are calculated by dividing one less our effective income tax rate into preferred stock dividends, as adjusted for the tax benefits related to unallocated shares. Earnings include income from continuing operations before income taxes, plus net losses (earnings) in equity method investees, less capitalized interest.